M/I HOMES, INC.
3 Easton Oval, Suite 500
Columbus, OH 43219

May 29, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Amendment Withdrawal Request

M/I Homes, Inc.
Post-Effective Amendment No. 1 to Registration Statement on
Form S-3 (Registration No. 333-85662) filed on May 23, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, M/I Homes, Inc. (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-85662) filed on May 23, 2008 (the “Post-Effective Amendment”).

The Post-Effective Amendment is being withdrawn because it was miscoded as EDGAR submission type S-3/A instead of EDGAR submission type POS AM.  The Registrant will re-file the Post-Effective Amendment under the correct POS AM submission type.  No securities have been sold pursuant to the Post-Effective Amendment.

 If you have any questions regarding this matter or require further information, please contact the undersigned at (614) 418-8000 or Ronald A. Robins, Jr. of Vorys, Sater, Seymour and Pease LLP, the Registrant’s outside counsel, at (614) 464-6400.

Sincerely,

M/I HOMES, INC.

By:   /s/ J. Thomas Mason
Name:  J. Thomas Mason
Title:  Executive Vice President and General Counsel